UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓  )            No    Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )            No (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 31, 2004. Attached is English language version of the notice.

The following table sets forth the summary of Leasing Real Estate to Mirae Online Co., Ltd

1.Accumulated amount for the fiscal year of concerned (KRW) (Except for ex-reported portion)	1,174,640,000

- Net worth (KRW)	156,945,217,068

- Comparison to Net worth (%)	0.74

2.Applicability of Fair Trade Act	No

3.Others	-

[Details of leasing real estate to Mirae Online Co., Ltd]

Name of lessee: Mirae Online Co., Ltd

1.Relationship with company		Affiliate

2.Total amount of lease (KRW)		1,174,640,000

- Lease deposit (KRW)		980,000,000

- Rental payment (KRW)		194,640,000

3.Lease period	From	January 1, 2005

	To	December 31, 2006

4.Purpose of putting lease		For office space

5.Real estate leased		- Location of real estate: Gyeonggi-do Seongnam City - Floor space: 329.72 pyeongs (including dimension of common use) - Application or use: office space

6.Decision date		December 31, 2004

- Attendance of outside directors	Present (No)	-
	Absent (No)	-

- Attendance of auditors		No

7.Others

- This is not the submission for consideration agenda of the board of directors and the decision date in item No. 6 refers to the conclusion date of contract.

- Rental payment for the above mentioned is an amount including rental fee and facilities fee.

* Date of relevant disclosure		-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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